Exhibit 99.1

(in thousands)

	For the year ended December 31, 2013	For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Earnings:
Net increase in net assets resulting from operations, excluding taxes	$45,149	$28,652	$24,157	N/A
Fixed charges:
Interest and fees paid in connection with the credit facility	$7,093	$4,106	$1,730	N/A

Earnings available to cover fixed charges	$52,242	$32,758	$25,888	N/A

Ratio of earnings to fixed charges	7.4:1	8.0:1	15.0:1	N/A